SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 3)*

Occidental Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

674599105
 (CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
  44,875,573  (including Shares underlying the Warrants. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
  44,875,573 (including Shares underlying the Warrants. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  44,875,573 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.73%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
  44,875,573  (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
  44,875,573  (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  44,875,573  (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.73%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 63,056,611  (including Shares underlying the Warrants. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 63,056,611   (including Shares underlying the Warrants. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 63,056,611 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  6.64%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 63,056,611 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 63,056,611  (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 63,056,611   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 6.64%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 107,932,184   (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 107,932,184   (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 relating to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 25, 2020 and Amendment No. 2 to the Schedule 13D filed with the SEC on August 5, 2020.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 107,932,184 Shares (including Shares underlying the Warrants (see Item 5)), which were purchased by the Reporting Persons for an aggregate purchase price of approximately $2.21 billion.

The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 107,932,184 Shares (including Shares underlying the Warrants (see Item 5(c))), representing approximately 11.37% of the Issuer's outstanding Shares (based on (i) the 930,142,153 Shares outstanding as of July 31, 2020, as disclosed by the Issuer in the Issuer’s Form 10-Q, filed with the SEC on August 10, 2020 and (ii) the 19,304,913 shares underlying the Warrants (see Item 5(c)) beneficially owned by the Reporting Persons.

(b) Icahn Master has sole voting power and sole dispositive power with regard to  44,875,573 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 63,056,611 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c)  The following table sets forth all transactions with respect to Warrants effected since the Reporting Persons filed Amendment No. 2 to the Schedule 13D on August 5, 2020.  Each Warrant represents the right to purchase from the Issuer one Share at an initial exercise price of $22.00 per Share.  All of the transactions set forth below represent the purchase of Warrants effected in the open market.  Except as set forth below, the Reporting Persons have not engaged in any other transaction with respect to the Shares or Warrants, since August 5, 2020.

Name of Reporting Person	Date of Transaction	Amount of Warrants	Price Per Warrant ($)
Icahn Partners LP	8/20/2020	591,794	2.99
Icahn Partners LP	8/21/2020	117,304	2.85
Icahn Partners LP	9/9/2020	261,855	2.60
Icahn Partners LP	9/10/2020	381,365	2.43
Icahn Partners LP	9/11/2020	333,105	2.33
Icahn Partners LP	9/14/2020	428,011	2.46
Icahn Partners LP	9/15/2020	260,709	2.68
Icahn Partners LP	9/16/2020	256,997	2.94
Icahn Partners LP	9/17/2020	185,709	2.99
Icahn Partners LP	9/18/2020	208,209	2.98
Icahn Partners LP	9/21/2020	250,313	2.95
Icahn Partners LP	9/22/2020	57,945	3.00
Icahn Partners LP	9/23/2020	109,855	2.94
Icahn Partners LP	9/24/2020	145,319	2.89
Icahn Partners LP	9/25/2020	247,309	2.88
Icahn Partners LP	9/28/2020	52,894	2.95
Icahn Partners LP	9/29/2020	674,337	2.87
Icahn Partners LP	9/30/2020	252,608	2.99

Icahn Partners Master Fund LP	8/20/2020	408,206	2.99
Icahn Partners Master Fund LP	8/21/2020	83,296	2.85
Icahn Partners Master Fund LP	9/9/2020	188,145	2.60
Icahn Partners Master Fund LP	9/10/2020	270,917	2.43
Icahn Partners Master Fund LP	9/11/2020	236,634	2.33
Icahn Partners Master Fund LP	9/14/2020	304,055	2.46
Icahn Partners Master Fund LP	9/15/2020	185,204	2.68
Icahn Partners Master Fund LP	9/16/2020	182,568	2.94
Icahn Partners Master Fund LP	9/17/2020	131,926	2.99
Icahn Partners Master Fund LP	9/18/2020	147,909	2.98
Icahn Partners Master Fund LP	9/21/2020	177,819	2.95
Icahn Partners Master Fund LP	9/22/2020	41,164	3.00
Icahn Partners Master Fund LP	9/23/2020	78,039	2.94
Icahn Partners Master Fund LP	9/24/2020	103,232	2.89
Icahn Partners Master Fund LP	9/25/2020	175,687	2.88
Icahn Partners Master Fund LP	9/28/2020	37,575	2.95
Icahn Partners Master Fund LP	9/29/2020	479,041	2.87
Icahn Partners Master Fund LP	9/30/2020	179,452	2.99

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 3 – Occidental Petroleum Corporation]